FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001-56

Trade Registry (NIRE) 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON DECEMBER 22, 2015

1             DATE, TIME AND PLACE: December 22, 2015, at 11:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, CEP 01402-901, in the City of São Paulo, State of São Paulo.

2             CALL NOTICE: Call Notice published in the State of São Paulo Official Gazette, on December 5th, 8th and 9th, 2015, on pages 11, 13 and 14, respectively, and in the newspaper “O Estado de São Paulo” on December 5th, 8th and 9th, 2015, on pages B12, B13 and B11, respectively.

3             QUORUM: Shareholders representing more than two thirds (2/3) of the Company’s voting share capital, according to the signatures on the Shareholders’ Attendance Book. Therefore, legal quorum for the Meeting to be held was verified.

4             CHAIR: The meeting was chaired by Mr. Ronaldo Iabrudi dos Santos Pereira, CEO of the Company, in accordance with Article 9 of the Company’s By-laws, who invited me, Marcelo Acerbi de Almeida, to act in as secretary of the meeting.

5             AGENDA: To resolve on the following matters:

(a)           Approve the merger into the Company of part of the spun-off assets of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), in accordance with the terms and conditions described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, executed among the management of the companies involved, assuming that the total and disproportional spin-off of Nova Pontocom will be approved and completed;

(b)          Ratify the appointment of Magalhães Andrade S/S Auditores Independentes, enrolled with Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Magalhães Andrade”), as the expert company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets and of the spun-off assets to be spun-off and merged into the Company, at the base date of September 30, 2015 (“Spin-Off Appraisal Report”);

(c)           Approve the Spin-Off Appraisal Report;

(d)          Approve the merger into the Company of its subsidiary, Sé Supermercados Ltda. (“Sé”), in the terms and conditions described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, executed by the management of the Company and Sé (“Merger”);

(e)           Ratify the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the appraisal report of the net equity of Sé to be merged into the Company, on the base date of September 30, 2015 (“Merger Appraisal Report”);

(f)           Approve the Merger Appraisal Report;

(g)          If the abovementioned matters are approved, authorize the management of the Company to take all necessary actions in order to carry out the resolutions proposed and approved by the shareholders of the Company

(h)           Approve the amendment of Article 2 of the Company’s By-laws, to include, in the Company’s corporate purposes, the activity of “import of beverages, wines and vinegars”; and

(i)            Approve, in view of the resolution above, the restatement of the Company’s By-laws.

6             RESOLUTIONS: After discussions on the matters indicated in the agenda, the shareholders decided on the following:

6.1         Approve, by unanimous vote, in accordance with Articles 227 and 229, paragraphs 3 and 5, second part, of Law No. 6,404, of 15 December 1976, as amended (“Brazilian Corporate Law”) the total and disproportional spin-off of Nova Pontocom and the merger into the Company of part of the spun-off assets, proportionally to its interest in the net equity of Nova Pontocom, as well as to ratify the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, executed on December 3th, 2015 among the management of: (i) Nova Pontocom; (ii) Via Varejo S.A., a publicly-held company, headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, No. 83, Centro, CEP 09520-010, enrolled with the CNPJ/MF under No. 33.041.260/0652-90 and registered at JUCESP under NIRE 35.300.394.925; (iii) of Company; (iv) QE Participações Ltda., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua das Açucenas, No. 206, Cidade Jardim, CEP 05673-040 (parte); and (v) Camberra Participações Ltda., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1.609, 7th floor, Vila Olímpia, CEP 04547-006 (parte), and included in Exhibit I attached hereto (“Spin-Off Protocol”);

6.2         Ratify, by unanimous vote, the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the Spin-Off Appraisal Report;

6.3         Approve, by unanimous vote, the Spin-Off Appraisal Report, which copy is included in Annex 3.2 to the Spin-Off Protocol, prepared by Magalhães Andrade, on the base date of September 30, 2015, according to the balance sheet prepared by the management of Nova Pontocom on the same date, pursuant to which the total book value of Nova Pontocom is equivalent to BRL 10,000.00 (ten thousand reais) and the part of the spun-off assets that will be merger into the Company is equivalent to BRL 5,320.34 (five thousand, three hundred and twenty reais and thirty four cents) (“CBD Spun-off Assets”);

6.4         In view of the decisions above, approve, by unanimous vote, in accordance with Article 229 of Brazilian Corporate Law and of the Spin-Off Protocol, the merger of the CBD Spun-Off Assets into the Company. As set forth in the Spin-Off Protocol, the merger of the CBD Spun-off Assets shall not change the Company’s  share capital, since, as a result of the merger of the CBD Spun-off Asset, the interest that the Company holds in Nova Pontocom will be cancelled and replaced by the assets and liabilities of the CBD Spun-off Assets;

6.5         Approve, by unanimous vote, in accordance with Article 227 of of Brazilian Corporate Law, the merger into the Company of its subsidiary Sé, effective as from and including, January 1, 2016, in the terms and conditions described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, executed on November 18th, 2015 between the management of the Company and of Sé and included in Exhibit II attached hereto (“Merger Protocol”);

6.6         Ratify, by unanimous vote, the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the Merger Appraisal Report;

6.7         Approve, by unanimous vote, the Merger Appraisal Report, which copy is included in Annex 3.1 to the Merger Protocol, prepared by Magalhães Andrade, on the base date of September 30, 2015, according to the balance sheet prepared by the management of Sé on the same date, pursuant to which the total book value of Sé that shall be merger into the Company is equivalent to BRL 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six reais and sixty-four cents);

6.8         In view of the above, approve, by unanimous vote, in accordance with Article 227 of Brazilian Corporate Law and with the Merger Protocol, the merger of Sé into the Company. According to the Merger Protocol, the merger of Sé shall not change the Company’s share capital, since, as a result of the merger of Sé, (i) the Company shall absorb the totality of Sé’s net equity in exchange for the quotas held by the Company in Sé’s share capital, which shall be canceled as a result of the merger; (ii) the interest held by the Company in Sé shall be replaced in the balance sheet of the Company by the assets and liabilities which are part of Sé’s net equity, by their respective book value; and (iii) Sé shall be extinguished, effective as from and including, January 1, 2016, and succeeded by the Copmany in all of its rights and obligations. Sé’s branches are consequently extinguished, and the respective activities shall be performed by the Company;

6.9         Authorize, by unanimous vote, the management of the Company to take all necessary actions in order to carry out the resolutions proposed and approved by the shareholders of the Company;

6.10      Approve, by unanimous vote, the amendment of Article 2 of the Company’s By-laws, to include, in the Company’s corporate purposes, the activity of “import of beverages, wines and vinegars”. In view of such resolution, Article 2 of the Company’s By-laws shall be in force with the following wording: “ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law. First Paragraph - The Company may also engage in the following activities: (a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties; (b) international trade, including that involving coffee; (c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements; (d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty; (e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles; (f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;  (g) rental of any recorded media; (h) provision of photo, film and similar studio services; (i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties; (j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors; (k) provision of data processing services; (l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators; (m) use of sanitary products and related products; (n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item; (o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions; (p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products; (q) performance of studies, analysis, planning and markets research; (r) performance of market test for the launching of new products, packing and labels; (s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising; (t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and  (u) lease and sublease of its own or third-party furnishings; (v) provision of management services; (w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature; (x) Agency, brokerage or intermediation of coupons and tickets; (y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general; (z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and (aa) Import of Wines, Beverages and Vinegars. Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.” ; and

6.11      In view of the resolution above, approve, by unanimous vote, the restatement of the Company's By-laws, which will be in force pursuant to the Exhibit III attached hereto.

7             ADJOURNMENT: With nothing further to come before this board, the works were concluded and these minutes were drafted as a summary, which was approved and signed by the shareholders in attendance.

8             SIGNATURES: Ronaldo Iabrudi dos Santos Pereira – Chairman; and Marcelo Acerbi de Almeida – Secretary. ATTENDING SHAREHOLDERS: by: Wilkes Participações S.A., Philippe Oliveira Lins de Medeiros; by: Almacenes Exito S.A., Jessica Winge.

Summary of these minutes drawn up in Company’s books, under paragraph 3 of Article 130 of Brazilian Corporate Law.

São Paulo, December 22, 2015.

Marcelo Acerbi de Almeida

Secretary

Exhibit I – Spin-Off Protocol

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., VIA VAREJO S.A., COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, QE PARTICIPAÇÕES LTDA. and CAMBERRA PARTICIPAÇÕES LTDA.
PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

By this private instrument:

(1)          NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., a closed corporation (sociedade por ações fechada) headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1.609, 3º ao 7º andares, zip code 04547-006, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 09.358.108/0001-25, and with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.386.540, hereby represented pursuant to its By-laws (“Nova Pontocom”);

(2)          VIA VAREJO S.A., a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, nº 83, Centro, zip code 09520-010, enrolled with CNPJ/MF under No. 33.041.260/0652-90 and with JUCESP under NIRE 35.300.394.925, hereby represented pursuant to its By-laws (“Via Varejo”);

(3)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, nº 3.142, zip code 01402-901, enrolled with CNPJ/MF under No. 47.508.411/0001-56 and with JUCESP under NIRE 35.300.089.901, hereby represented pursuant to its By-laws (“CBD”);

(4)          QE PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua das Açucenas, nº 206, Cidade Jardim, CEP 05673-040 (parte), hereby represented pursuant to its Articles of Association (“QE Participações”); and

(5)          CAMBERRA PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, hereby represented pursuant to its Articles of Association (“Camberra Participações” and jointly referred to with Nova Pontocom, Via Varejo, CBD and QE Participações as “Parties” and, individually, as “Party”).

THE PARTIES DECIDE, in compliance with the provisions set forth in Articles 224, 225, 227 and 229 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”), to enter into this            Protocol and Justification of Total Spin-off (“Protocol”), which shall regulate the terms and conditions applicable to the total spin-off of Nova Pontocom followed by absorption of the respective spin-off assets, as indicated below, by Via Varejo, CBD, QE Participações and Camberra Participações (“Receiving Companies” and “Spin-off”, respectively), subject to the approvals referred to in Clause 4.2 below.

1             Purpose

The purpose of the Protocol is to establish the basis of the non-proportional Spin-off, upon subsequent transfer to each Receiving Companies of a portion of assets of Nova Pontocom proportionally to their interests in the net equity of Nova Pontocom, as provided for in Article 229, paragraph 3 and Article 229, paragraph 5, part two, of the Brazilian Corporate Law and pursuant to the spin-off provided for in the Shareholders’ Agreement of Nova Pontocom, entered into on 23 July, 2014 among all shareholders of Nova Pontocom, provided that the spin-off assets allocated to the merger will be transferred to the Receiving Companies, which will be resolved on by the board of directors and the shareholders of Nova Pontocom, the shareholders of Via Varejo and CBD and the shareholders of QE Participações and Camberra Participações.

2             Justification and interest of the Parties to perform the Spin-off

Management of Nova Pontocom and of the Receiving Companies understand that, if approved, the Spin-off will result in the transfer to, and the consequent absorption by, the Receiving Companies, of all assets and liabilities of Nova Pontocom, which will result in capital and financial nature benefits to the Parties and will optimize the corporate structure of the group to which they belong by enabling each of the Parties to have greater autonomy and flexibility to manage their investments.

3             Appraisal of Spin-off Assets

3.1         Spin-off Assets. As a result of the Spin-off, the total net equity of Nova Pontocom, comprised by the assets and liabilities described in the Report (as defined below), will be transferred to and received by the Receiving Companies, provided that:

(i)            the assets and liabilities of Via Varejo, equivalent to 43.900% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Via Varejo Spin-off Assets”);

(ii)           the assets and liabilities da CBD, equivalent to 53.203% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“CBD Spin-off Assets”);

(iii)          the assets and liabilities da QE Participações, equivalent to 2.723% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“QE Participações Spin-off Assets); and

(iv)         the assets and liabilities da Camberra Participações, equivalent to 0.174% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Camberra Participações Spin-off Assets” and, jointly with QE Participações Spin-off Assets, Via Varejo Spin-off Assets and CBD Spin-off Assets, the “Spin-off Assets”).

3.2         Appraisal. The Parties agree that, pursuant to the appraisal report provided for in Exhibit 3.2 attached hereto (“Report”), the book value of each of the Spin-off Assets was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3, and with CNPJ/MF under No. 62.657.242/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 1.893, 6º andar, Jardim Paulistano (“Appraisal Firm”), as of the date of reference on September 30, 2015, based on the balance sheet prepared by the management of Nova Pontocom as of the same date and for this specific purpose. Pursuant to the Report, the total book value of Spin-off Assets, to be absorbed by the Receiving Companies, is equivalent to R$ 10,000.00 (tem thousand reais), of which (i) R$ 4,389.97 (four thousand, three hundred and eighty nine and ninety seven cents) is equivalent to Via Varejo Spin-off Assets; (ii) R$ 5,320.34 (five thousand, three hundred and twenty reais and thirty four cents) is equivalent to CBD Spin-off Assets; (iii) R$ 272.27 (two hundred and seventy two reais and twenty seven cents) is equivalent to QE Participações Spin-off Assets; and (iv) R$ 17.42 (seventeen reais and forty two cents) is equivalent to Camberra Participações Spin-off Assets.

3.3         Spin-off Assets.

(i)            Via Varejo Spin-off Assets will be received by Via Varejo in replacement of 26,643,996 (twenty six million, six hundred and forty three Thousand, nine hundred and ninety six) shares issued by Nova Pontocom which are held by Via Varejo;

(ii)           CBD Spin-off Assets will be absorbed by CBD in replacement of 32,290,656 (thirty two million, two hundred and ninety thousand, six hundred and fifty six) shares issued by Nova Pontocom which are by CBD;

(iii)          QE Participações Spin-off Assets will be absorbed by QE Participações in replacement of 1,652,465 (one million, six hundred and fifty two Thousand, four hundred and sixty five) shares issued by Nova Pontocom which are held by QE Participações; and

(iv)          Camberra Participações Spin-off Assets will be absorbed by Camberra Participações in replacement of 105,721 (one hundred and five thousand, seven hundred and twenty one) shares issued by Nova Pontocom which are held by Camberra Participações.

3.4         Equity variations. If the proposed Spin-off is approved, the Receiving Companies shall receive and directly record in their respective financial statement potential equity variations resulting from the Spin-off Assets between base date 30 September 2015 and the date of receipt of Spin-off Assets by the Receiving Companies, if any, proportionally to their interests held in the corporate capital of Nova Pontocom.

3.5         Conflict. The Appraisal Firm represented not to be directly or indirectly interested in the Parties, or also, in the Spin-off itself, in a way that could prevent or affect the preparation of the Report requested to it, for purposes of the Spin-off.

4             General Spin-off Aspects

8.1          If the proposed Spin-off is approved, the Spin-off will be implemented pursuant to the following conditions:

4.1         Corporate Capital.

4.1.1        Current composition.

(i)            The corporate capital of Nova Pontocom, fully subscribed and paid up, amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty one thousand, two hundred and ninety four and seventy one cents), divided into 60,692,838 (sixty million, six hundred and ninety two Thousand, eight hundred and thirty eight) common, registered shares with no par value, distributed among shareholders as follows:

Shareholder	Common Shares	Interest %
CBD	32,290,656	53.203
Via Varejo	26,643,996	43.900
QE Participações	1,652,465	2.723
Camberra Participações	105,721	0.174
Total	60,692,838	100.00

(ii)           The corporate capital of Via Varejo, fully subscribed and paid up, amounts to R$ 2,895,453,338.98 (two billion, eight hundred and ninety five million, four hundred and fifty three thousand, three hundred and thirty eight reais and ninety eight cents), divided into 1,290,885,925 (one billion, two hundred and ninety million, eight hundred and eight five thousand, nine hundred and twenty five) book-entry shares with no par value, (a) 655,869,693 (six hundred and fifty five million, eight hundred and sixty nine thousand, six hundred and ninety three) of which refer to common shares; and (b) 635,016,232 (six hundred and thirty five, sixteen thousand, two hundred and thirty two) of which refer to preferred shares;

(iii)          The corporate capital of CBD, fully subscribed and paid up, amounts to R$ 6,806,089,454.81 (six billion, eight hundred and six million, eighty nine thousand, four hundred and fifty four reais and eighty one cents), divided into 265,699,779 (two hundred and sixty five million, six hundred and ninety nine thousand, seven hundred and seventy nine) book-entry shares with no par value, (a) 99,679,851 (ninety nine million, six hundred and seventy nine, eight hundred and fifty one) of which refer to common shares; and (b) 166.019.928 (one hundred and sixty six million, nineteen thousand, nine hundred and twenty eight) of which refer to preferred shares;

(iv)         The corporate capital of QE Participações, fully subscribed and paid up, amounts to R$ 29,643,342.00 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two reais), divided into 29,643,342 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
German Pasquale Quiroga Vilardo	14,821,671	50.00
Eduardo Khair Chalita	14,821,671	50.00
Total	29,643,342	100.00

(v)          The corporate capital of Camberra Participações, fully subscribed and paid up, amounts to R$ 1,007,655.00 (one million, seven thousand, six hundred fifty-five reais), divided into 1,007,655 (one million, seven thousand  and six hundred and fifty five) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
Cintia Mendonça	18,586	1.84%
Demetrius Ferreira da Silva	10,617	1.05%
Deni Yuko Higa	86,306	8.56%
Gabriel Chagas Cordeiro	9,293	0.92%
Hilda Luzia Kozlowski	53,108	5.27%
José Ricardo Ficher Tancredi	37,172	3.69%
Julia Barreto Rueff	18,586	1.84%
Lilian Tiemi Takada	37,172	3.69%
Lucas Correia dos Santos	34,512	3.43%
Luciano de Freitas Manolio	37,172	3.69%
Marcel Baldi Jacob	26,544	2.63%
Marcelo Luiz Pagotto Recco	37,172	3.69%
Marcelo Machado Estevão	17,261	1.71%
Marcia Teixeira	18,586	1.84%
Marcio Vianna de Melo	37,172	3.69%
Marco Antonio Andre Provetti	55,758	5.53%
Regis Borghi	185,870	18.45%
Valeria de Almeida Valentim	37,172	3.69%
Vicente Rodrigues de Rezende Filho	185,870	18.45%
Werner Germano Dopheide	63,726	6.32%
Total	1,007,655	100%

4.1.2        Spin-off Effects to the Parties. If approved, the Spin-off:

(i)            will result in the extinction of Nova Pontocom;

(ii)           will not result in the change of the corporate capital of Via Varejo, considering that, as a result of the Spin-off, the investment made by Via Varejo in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in Via Varejo Spin-off Assets;

(iii)          will not result in the change of the corporate capital of CBD, considering that, as a result of the Spin-off, the investment made by CBD in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in CBD Spin-off Assets;

(iv)         will not result in the change of the corporate capital of QE Participações, considering that, as a result of the Spin-off, the investment made by QE Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in QE Participações Spin-off Assets;

(v)          will not result in the change of the corporate capital of Camberra Participações, considering that, as a result of the Spin-off, the investment made by Camberra Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in Camberra Participações Spin-off Assets;

(vi)         will be carried out based on the total net equity of Nova Pontocom, upon transfer to the Receiving Companies of assets and liabilities proportionally to their interests held in Nova Pontocom;

(vii)        balances of assets and liabilities related to existing agreements between Nova Pontocom and Via Varejo and between Nova Pontocom and CBD, which are described in Exhibit 4.1.2(vii) attached hereto, will be liquidated by means of equity merger; and

(viii)       all suits, claims, action and judicial or administrative proceedings of any nature, including, but not limited to, of labor, social security, civil, tax, environmental and commercial nature, related to acts performed or triggering events occurred until the date of Spin-off consummation will be attributed to CBD, which shall, upon succession, plaintiff/defendant in such suits, claims, action and proceedings.

4.2         Conditions to implement Spin-off. Spin-off implementation, upon transfer of Spin-off Assets to the Receiving Companies, appointment of Appraisal Firm, Report approval and other terms and conditions set forth herein, were approved (i) by the board of directors of Via Varejo and by the board of directors of CBD, on 18 November 2015; (ii) by the board of directors of Nova Pontocom, on 18 November 2015, and are subject to the approval or ratification, as the case may be, (a) of the shareholders of Nova Pontocom, the shareholders of Via Varejo and the shareholders of CBD; and (b) of the partners of QE Participações and Camberra Participações.

4.3         Succession of rights and obligations. In accordance with the provisions of item 4.1.2(viii), the Receiving Companies shall succeed Nova Pontocom in all of its rights and obligations not expressly described herein, proportionally to their respective Spin-off Assets, pursuant to Article 229, paragraph 1, part two, and shall be held jointly liable for Nova Pontocom’s obligations, pursuant to Article 233, caput, of the Brazilian Corporate Law.

4.4         Reimbursement amount. The right of withdrawal is not applied to the shareholders of Nova Pontocom since Spin-off approval depends on consent from all shareholders of Nova Pontocom, that is, all Receiving Companies, pursuant to Article 229, paragraph 5, part two, of the Brazilian Corporate Law

4.5         Interests in the corporate capital of the Parties. As of the date hereof, CBD holds 410,352,691 (four hundred and tem million, three hundred and fifty two Thousand, six hundred and ninety one) common shares and 149,168,394 (one hundred and forty nine million, one hundred and sixty eight thousand, three hundred and ninety four) preferred shares issued by Via Varejo, which will not be changed as a result of the Spin-off. As described in item 4.1.2 above, the shares held by CBD, Via Varejo, QE Participações and Camberra Participações in the corporate capital of Nova Pontocom will be cancelled as a result of the Spin-off.

5             GENERAL PROVISIONS

5.1         Severability. Possible order rendered by any court to cancel or deem any of the covenants set forth herein unenforceable shall not affect the validity or effectiveness of the other covenants set forth herein, which shall be fully complied with, provided that the Parties shall use their best efforts in order to be validly adjusted to obtain the same effects of such cancelled or unenforceable covenant.

5.2         Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the entire understanding and covenants between the managers of the Parties, as applicable, with respect to the matters regulated herein. This Protocol and its exhibits may only be changed or amended through a written instrument signed by all managers of the Parties.

5.3         Filing. Upon Spin-off approval by the shareholders of Nova Pontocom, by the shareholders Via Varejo and CBD and by the partners of QE Participações and Camberra Participações, the management of the Receiving Companies shall file and publish all acts related to the Spin-off, pursuant to Article 229, paragraph 4, of the Brazilian Corporate Law.

5.4         Applicable law. This Protocol shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

5.5         Recommendation. In light of the foregoing, including all requirements provided for in Articles 224 and 225 of the Brazilian Corporate Law, the Spin-off is deemed to meet the interests of the Parties and its shareholders, reason by which the implementation thereof is hereby recommended.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification of Total Spin-off in fifteen (15) counterparts, same in content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, 3 December, 2015.

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

_________________________________ Peter Paul Lorenço Estermann Officer

VIA VAREJO S.A.

_________________________________ Peter Paul Lorenço Estermann Chief Executive Officer	____________________________________ Marcelo Lopes Vice-President Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice-President and Finance Officer

QE PARTICIPAÇÕES LTDA.

_________________________________ Eduardo Khair Chalita Manager

CAMBERRA PARTICIPAÇÕES LTDA.

_________________________________ Regis Borghi Manager	____________________________________ Vicente Rodrigues de Rezende Filho Manager

Witnesses:

Name: ID (RG): CPF/MF:	Nome: ID (RG): CPF/MF:

EXHIBIT 3.2
Appraisal Report of Spin-off Assets

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Appraisal Report based on book value for purposes of total spin-off with merger Nov.05.15          1 00 080/15

Dear Shareholders of

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. COMPANY BRASILEIRA DE DISTRIBUIÇÃO

VIA VAREJO S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and advisory firm, enrolled with the Regional Accounting Council of the State of São Paulo under n° 2SP000233/O-3 and with the National Corporate Taxpayers’ Registry under n° 62.657.242/0001-00, headquartered at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, SP, appointed by you as the appraiser responsible for the appraisal of the net worth of Nova Pontocom Comércio Eletrônico S.A., for purposes of total spin-off and merger of the spun-off portions into the net worth of Companhia Brasileira de Distribuição, Via Varejo S.A., Holding 1 and Holding 2, upon compliance with the necessary diligences and verifications to perform the work, presents the attached

Appraisal Report

In which terms, we subscribe. São Paulo, 5 November 2015

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

1.      Grupo Pão de Açúcar is undertaking a reorganization whereby, according to the managements of NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. (NOVA PONTOCOM or SPUN-OFF COMPANY) and RECEIVING COMPANIES, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), VIA VAREJO S.A. (VIA VAREJO), HOLDING 1 and HOLDING 2, the Spin-off will trigger the transfer and the subsequent merger of the total assets and liabilities of NOVA PONTOCOM, which will result in equity and financial benefits to the Parties and optimize the corporate structure of the group to which these companies belong, as it allows each of the Parties to have more autonomy and flexibility in the management of their investments.

2.      HOLDINGS 1 and 2, which will incoporate a portion of the net assets were in process of incorporation at the time of preparation of this report. Capital stock of the holdings shall be paid up by shares of NOVA PONTOCOM held by minority shareholders.

3.       Accordingly, the purpose of this Report is to determine the value of the net worth at book value to be spun-off, taking into consideration the financial condition of NOVA PONTOCOM as at 30 September 2015.

4.      The Report is issued in connection with the audit of the balance sheet of NOVA PONTOCOM prepared for such purpose as at 30 September 2015. The management is responsible for the preparation and appropriate presentation of these financial statements in accordance with accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, regardless if caused by fraud or error.

5.      The appraisal was conducted in accordance with Brazilian and international auditing rules. Such rules require the compliance with ethical rules by the auditors and that the audit is planned and performed with purposes to obtain reasonable assurance that the financial statements are free from material misstatement.

6.      An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The chosen procedures depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, regardless if caused by fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and appropriate presentation of the financial statements in order to design audit procedures that are adequate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness  of  accounting  policies  used  and  the  reasonableness  of  accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

7.        We believe that the audit evidence obtained is enough and appropriate to support the opinion.

FINANCIAL CONDITION OF NOVA PONTOCOM

8.        The assessment is carried out at book value, as set forth in article 226 of Law 6404/76, and based on the financial condition reflected in the Balance Sheet as at 30 September 2015, included as EXHIBIT 1 and whose financial condition of negative equity is broken down as follows:

ASSETS	236,205,960.79
(-) LIABILITIES	250,692,486.65
NEGATIVE EQUITY	(14,486,525.86)

9.        Such balance sheet was prepared in accordance with accounting practices adopted in Brazil and considered, for purposes of assessment, that the company shall continue as a going concern. EXHIBIT 2 describes the main accounting practices and policies adopted by NOVA PONTOCOM.

10.     NOVA PONTOCOM maintains its accounting records in a regular manner in own books and the balances are duly recorded and reconciled.

11.     In NOVA PONTOCOM’s assets there are tax credits arising from accumulated losses, net of the provision for impairment loss of these assets, in the amount of R$ 4,014,222.34 (four million, fourteen thousand, two hundred and twenty-two and thirty-four cents). As this balance cannot be offset against the RECEIVING COMPANIES’ profit, this balance shall be reduced to zero. Such adjustment was adopted in this Report and is described in EXHIBIT 3 hereto.

12.    In assets, there is also a credit arising from deferred temporary differences, which shall be adjusted to reflect the benefit that shall be transferred, which reduces the balance by R$1,375,225.63.

13.     On 5 November 2015, management used a portion of the balance of the loan agreements entered with shareholders Companhia Brasileira de Distribuição and Via Varejo to partially offset accumulated losses. This offset is in the amount of R$ 19,885,973.83 (nineteen million, eight hundred and eighty-five thousand, nine hundred and seventy-three Reais and eighty-three cents), out of which R$ 10,895,645.22 (ten million, eight hundred and ninety-five thousand, six hundred and forty-five Reais and twenty-two cents) against CBD and R$ 8,990,328.61 (eight million, nine hundred and ninety thousand, three hundred and twenty-eight Reais and sixty-one cents) against Via Varejo.

14.     The SPUN-OFF COMPANY has a current account balance with CBD, in the amount of

R$2,406,046.80 (two million, four hundred and six thousand, forty-six Reais and eighty cents). This balance shall be offset upon merger and shall not impact the RECEIVING COMPANY’s net worth.

15.     In liabilities, the SPUN-OFF COMPANY has credits arising from loan agreements with CBD, in the total amount of, after the adjustment referred to in paragraph 13, R$ 88,982,827.52 (eighty-eight million, nine hundred and eighty-two thousand, eight hundred and twenty-seven Reais and fifty-two cents) and with VIA VAREJO, in the total amount of R$ 74,876,159.77 (seventy-four million, eight hundred and seventy-six thousand, one hundred and fifty-nine Reais and seventy-seven cents). These balances shall be offset upon merger and shall not impact the RECEIVING COMPANIES’ net worth.

16.     By virtue of the adjustments described in paragraphs 11, 12 and 13, the financial condition of NOVA PONTOCOM, as at 30 September 2015, for purposes of spin-off, is described in EXHIBIT 4 and is summarized as follows:

ASSETS	230,816,512.82
(-) LIABILITIES	230,806,512.82
SHAREHOLDERS' EQUITY	10,000.00

17.     The capital stock of NOVA PONTOCOM amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty-one thousand, two hundred and ninety-four Reais and seventy-one cents) and is divided into 60,692,838 (sixty million, six hundred and ninety-two thousand and eight hundred and thirty-eight) shares, distributed as follows:

Quantity

Shareholders	Shares	CapitalStock	Interest
CompanyBrasileiradeDistribuição	32,290,656	26,996,096.19	53.203%
ViaVarejo S.A.	26,643,996	22,275,294.71	43.900%
GermanPasqualeQuiroga Vilardo	826,232	690,758.30	1.361%
EduardoKhairChalita	826,233	690,759.13	1.361%
DeniYoku Higa	9,055	7,570.29	0.015%
WernerGernanoDopheide	6,686	5,589.73	0.011%
HildaLuzia Kozlowski	5,572	4,658.38	0.009%
MarcelJacob	2,785	2,328.36	0.005%

Marcelo Machado Estevão	1,811	1,514.06	0.003%
Lucas Correia dos Santos	3,621	3,027.28	0.006%
DemetriusFerreira da Silva	1,114	931.34	0.002%
Cintia Mendonça	1,950	1,630.27	0.003%
Gabriel Chagas Cordeiro	975	815.13	0.002%
José Ricardo Tancredi	3,900	3,260.53	0.006%
Julia Barreto Rueff	1,950	1,630.27	0.003%
LilianTiemiTakada	3,900	3,260.53	0.006%
Luciano de Freitas Manolio	3,900	3,260.53	0.006%
Marcelo Luiz Pagotto Recco	3,900	3,260.53	0.006%
MarciaTeixeira	1,950	1,630.27	0.003%
Márcio Vianna de Melo	3,900	3,260.53	0.006%
Marco Antonio Provetti	5,850	4,890.80	0.010%
Regis Borghi	19,501	16,303.51	0.032%
Valériade Almeida Valentim	3,900	3,260.53	0.006%
Vicente R. de Rezende Filho	19,501	16,303.51	0.032%
	60,692,838	50,741,294.71	100.000%

18.      Based on the restated balance sheet of NOVAPONTOCOM, on the spin-off is based, the equity value of ihares is R$ 0,000165.

Caption:

Valor patrimonial das ações – Equity value of the shares

Valor do passive a descoberto – Value of insufficiency of assets

Quantidade de ações - Number of Shares.

EFFECT OF THE SPIN-OFF ON NOVA PONTOCOM

19.     As a result of the spin-off, NOVA PONTOCOM shall be extinct, and its net assets shall be absorbed by the RECEIVING COMPANIES, as set forth in EXHIBIT 4.

Shares held by CBD, VIA VAREJO, HOLDING 1 and HOLDING 2, equal to the spin-off shall

20.

be forfeited and replaced with assets and liabilities incorporated thereby.

EFFECT OF THE MERGER ON CBD

21.     CBD absorbs part of the net worth of NOVA PONTOCOM in the amount of R$5,320.34 (five thousand, three hundred and twenty Reais and thirty-four cents), as demonstrated in EXHIBIT 4.

22.     NOVA PONTOCOM’s shares held by CBD shall be cancelled and replaced with assets and liabilities incorporated thereby, while CBD’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets incorporated hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON VIA VAREJO

23.     VIA VAREJO absorbs part of the net worth of NOVA PONTOCOM in the amount of R$4,389.97 (four thousand, three hundred and eighty-nine Reais and ninety-six cents).

24.     NOVA PONTOCOM’s shares held by VIA VAREJO shall be cancelled and replaced with assets and liabilities incorporated thereby, while VIA VAREJO’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets absorbed hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON HOLDING 1

25.     HOLDING 1 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$272.27 (two hundred and seventy-two Reais and twenty-seven cents), as demonstrated in EXHIBIT 4.

The shares of NOVA PONTOCOM held by HOLDING 1 will be replaced and forfeited by the assets

26.

and liabilities incorporated thereby, at the same time as the interest of HOLDING 1 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset absorbed, without any impact in its net asset.

EFFECT OF THE MERGER ON VIA HOLDING 2

27.    HOLDING 2 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$17.42 (seventeen Reais and forty-two cents), as demonstrated in EXHIBIT 4.

28.      The shares of NOVA PONTOCOM held by HOLDING 2 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 2 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset incorporated, without any impact in its asset.

CONCLUSION

29.        Given the findings and statements, it can be concluded that the Spun-Off Company’s installment of NOVA PONTOCOM on 30 September 2015, transferred to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, to VIA VAREJO S.A., and to two new Holdings, represents an adjusted net worth of R$10,000.00 (ten thousand Reais) and is in compliance with article 226 of Law 6,404/76.

REPRESENTATIONS

30.     The appraisal expert expressly represents that she has no interest, directly or indirectly, in NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., in COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in VIA VAREJO S.A., in HOLDING 1 and in HOLDING 2 or even in the transaction, and that there is no other circumstance that could characterize a conflict of interest. She also informs that the managers of NOVA PONTOCOM, CBD, and VIA VAREJO did not limit, difficult, or perform any acts that could have compromised the access, use, or knowledge of information, properties, documents, or work methods relevant to the quality of the respective conclusions.

This Report is issued in six (6) counterparts and has seven (7) pages and four (4) exhibits, printed on just one side and initialed by the undersigned expert.

São Paulo, 5 November 2015.

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 1

Balance Sheet as of 09.30.2015 (amounts in Reais) ASSETS

Current
Judicial Deposits	3,124,729.26
Recoverable PIS	4,250,121.39
Recoverable COFINS	20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21
Recoverable INSS	491,684.76

Total Current Assets	31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)
Credit Receivables - CBD	2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)
Deferred Income Tax - Temporary Differences	1,448,086.98
PIS	47,384,918.22
COFINS	214,248,882.40
Equity Interests - CNova	(77,483,243.53)
Equity Interests - Lux Co.	12,295,904.46
Equity Interest at CDiscount	52,296.12
Total non-current assets	204,367,113.75

TOTAL ASSETS	236,205,960.79

LIABILITIES AND NET WORTH
LIABILITIES

Non-current
Obligations Extra.COm	5,517,241.38
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06
Other Provisions	214,298.09
Provisions for Contingencies	4,415,252.59
Indemnification Assets	(4,415,252.59)
Loan Agreement - CBD	76,144,039.11
Loan Agreement - Via Varejo	63,937,417.39
Interest without Loan Agreement - CBD-NPC	23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99
TOTAL LIABILITIES	250,692,486.65
NET WORTH
Paid-up Capital Stock	50,741,294.71
Equity Method	165,853.33
Capital Reserve	6,120,324.11
Legal Reserve	404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33
Fair Value - Financial Assets	8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21
CN Stock Option Reserve	7,166,617.12
Discount Stock Option Reserve	5,248,080.01
Shares Held in Treasury	(742,846.83)
Pension Plan - CDiscount	(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)

TOTAL NET WORTH	(14,486,525.86)

TOTAL LIABILITIES AND NET WORTH	236,205,960.79

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 2

Main Accounting Practices and Policies

1.          Accounting rules

The financial statements were prepared pursuant to the rules issued by the Brazilian Accounting Pronouncements Committee – CPC and approved by the Federal Accounting Council – CFC.

The financial statements were prepared based on the historical cost, except for certain financial instruments, measured at the fair value.

The financial statements  are submitted  in Real, which  is  the functional currency  and the presentation currency of the Company and its subsidiaries.

2.          Preparation and presentation basis

2.1.        Use of judgments and estimates

The preparation of the Company’s financial statements requires management to use judgments, estimates, and assumptions that affect the stated amounts of revenues, expenses, assets, liabilities, and their relevant disclosure, in addition to the disclosure of the contingent liabilities. Uncertainties regarding such assumptions and estimates may deliver results that require material adjustments to the carrying amount of affected assets or liabilities in future fiscal years.

Trials

In the process of enforcing the Company’s accounting policies, Management adopted the following judgments, which significantly affected the amounts recognized in the financial statements:

Estimates and assumptions

We describe below the main assumptions with respect to future sources and other main sources of uncertainty in the estimates on the date of the balance sheet that may pose a significant risk of requirement of material adjustments to the carrying amounts of assets and liabilities during the next fiscal year. The Company based its assumptions and estimates on metrics available at the time of the preparation of the financial  statements. However, the real circumstances  and assumptions regarding future developments may vary according to changes in the market or circumstances beyond the control of the Company. Such changes are reflected on the assumptions as they occur.

2.   Preparation and presentation basis (Continued)

2.1.       Use of judgments and estimates (Continued)

a)                       Impairment of non-financial assets

The impairment occurs when the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, which is the higher of the fair value, less any disposal costs, and its value in use. For this closing, the Company performed no impairment tests, which shall be performed as of the end of the year, but there is no evidence of change in the business environment that leaves room to the reversal of the recoverability of the assets.

b)                       Tax credits (PIS, COFINS, and ICMS)

The Company is subject to the methodology for tax debits and credits that may accrue under the applicable laws and regulations. Management took into account the possibilities of realizing the tax credits based on the technical feasibility study on the future realization of taxes, considering the ongoing spin-off and the use of such balances by the RECEIVING COMPANIES.

c)   Provision for judicial claims

The Company is a party to several legal and administrative proceedings. The provisions for legal demands are made for all actions likely to give rise to resolution expenses. The assessment of the probability of loss includes assessment of the available evidence, law hierarchy, available case law, the most recent court decisions and their legal relevance, as well as assessment by outside counsel. Management believes that the provisions for tax, civil, and labor demands are properly presented in the consolidated separate financial statements.

d)                       Stock-based compensation

The Company measures the cost of stock-based compensation to employees based on the fair value of the equity instruments at the granting date.

The estimated Fair Value of stock-based compensation transactions requires choice of the most suitable assessment regime, depending on the terms and conditions of the award. This estimate also requires choice of the most suitable sources to be used in the assessment model, including the expected useful life of the share option, the volatility, and the dividend yield, in addition to the use of assumptions in this regard.

3.          Main accounting policies

3.1   Controlled companies

The Company is deemed to be in control when it is exposed or holds rights to varied returns resulting from its engagement with the invested company and when it is able to influence such returns through its power over the invested company.

Specifically, the Company is deemed the parent of an investee only when the Company:

•          Has power over the invested company (that is, existing rights ensuring the ability to control the investee’s relevant activities);

•          Is exposed or holds rights to varied returns resulting from its engagement with the investee;

and

•          Can use its power over the investee to influence its returns.

In the events the Company holds a non-controlling interest in the decisions or other rights to an invested company, the Company takes into account all relevant facts and circumstances when analyzing its power over an invested company, such as:

•          Contractual agreements with other holders of voting rights in the invested company;

•          Rights arising from contractual agreements;

•           The Company’s voting rights and potential voting rights.

The Company reassesses its position of parent of an invested company or the absence of such position if the facts and circumstances indicate changes in one or more of these three control elements.

On 30 September 2015, only LuxCo. is deemed a controlled company, in which the Company holds interest of 95.13% of the capital stock. In case of the other invested companies, the Company is a member of the controlling group, but it holds an interest lower than 50%.

The amount of the investment in these controlled companies is assessed through the Equity Method, based on the invested companies’ financial statements as of September 30, 2015.

3.2.  Impairment of non-current assets

The intangible assets with indefinite useful life are tested for impairment at least once a year, on

31 December, or when there is any sign of impairment. Other assets are also tested for impairment whenever there is any sign thereof.

3. Main accounting policies (Continued)

3.2.  Impairment of non-current assets (Continued) Cash-Generating Units (CGUs)

A cash generation unit is the smaller group of assets generating cash, which assets are, most of the times, independent from the cash of other assets or group of assets.

Impairment indicators

In addition to the external sources of data monitored by the Company (economic environment, asset market value, etc.), the operational performance is used as an impairment indicator.

Recoverable amount

The recoverable amount of an asset is the higher of its fair value, less selling costs, and its value in use. It is usually determined on an individual basis for each asset. In case such determination is not possible, the recoverable amount of the CGU group to which the asset belongs is used.

Fair Value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an ordinary transaction between market players on the date of measurement.

The value in use is the present value of the expected future cash flows from the continuous use of an asset, plus a terminal value. It is assessed internally or by external experts based on:

•          forecasted cash flows contained in the business plan or budgets with maximum time horizon of five years. Cash flows beyond the forecast period are estimated through application of a constant or decreasing growth rate;

•          the terminal value is determined through application of a perpetual growth rate until the end of the forecasted cash flow. The cash flows and terminal value are discounted at long-term rates, net of taxes, reflecting the market estimates of the temporal cash value and specific risks related to the assets.

Reduction to recoverable value (impairment)

Impairment losses are recognized when the book value of an asset or CGU to which it belongs is higher than its recoverable amount. Impairment losses are accounted for as expenses in the item “Asset impairment loss”.

3. Main accounting policies (Continued)

3.2.        Impairment of non-current assets (Continued) Impairment (impairment) (Continued)

Impairment losses recognized in a previous period are reversed if, and only if, there were changes in the estimates used to determine the recoverable amount of the assets since the last recognition of an impairment loss. However, the increase in the book value of an asset due to the reversed impairment losses may not exceed the book value that would have been assessed if no impairment loss of the asset had been recognized in previous years.

On 30 September 2015, the Company had no intangible assets.

3.3.   Net equity

Stock-based compensation

Employees (including senior executives of the Company) may receive share call options and share awards.

The benefit granted through share option plans, assessed at the fair value upon award, corresponds to an additional compensation. The fair value of the options on the date of the award is recognized as employee benefit expenses during the vesting period.

The fair value of the options is determined through the Black & Scholes option pricing model, based on the characteristics of the plan, market data (including the market price of the shares subject to the options, volatility of the share price, and risk-free interest rate) on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable.

The fair value of the share awards is also determined based on the characteristics of the plan, market data on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable. In the event there are no restrictions on the exercise related to the share award plan, the expense is fully recognized upon creation of the plan. Otherwise the expense is deferred throughout the vesting period, as long as the conditions to exercise are satisfied.

3. Main accounting policies (Continued)

3.3.          Net worth (Continued) Dividends

When applicable to the distribution of dividends to shareholders of the Company, it is recognized as liabilities in the end of the year, based on the mandatory minimum dividends defined in the bylaws. Any amounts exceeding the minimum dividends shall be accounted for only on the date on which such additional dividends are approved by the shareholders of the Company.

3.4.   Financial liabilities Definitions

Financial liabilities are classified under the category of loans recognized at the amortized cost.

Financial liabilities are classified as current liabilities, if they expire within one year, or non-current liabilities, if their expiration date is within more than one year.

Recognition and measurement of financial liabilities

a)                            Financial liabilities recognized at the amortized cost

The loan agreements with related parties are recognized at the amortized cost through the effective interest rate method.

b)       Financial liabilities recognized at fair value through profit or loss

Financial liabilities that the Company intends to maintain for negotiation in the short term. They are measured at the fair value, and any gains or losses arising from reassessment of the fair value are recognized in the income statement. On 30 September 2015, the Company has no financial liabilities under this classification.

3.5.          Other Provisions

Provisions are made when the Company has a (legal or constructive) present obligation resulting from a past event, which amount may be reliably estimated and when there is a probability of outflow of resources that incorporate economic benefits for acquittance of the obligation. The provisions are discounted when the related adjustment is material.

3. Main accounting policies (Continued)

3.5.          Other Provisions (Continued)

Contingent liabilities correspond to a potential obligation that results from past events and which existence shall be confirmed only by the occurrence, or lack of it, of one or more uncertain future events not completely under control of the Company, or present obligations for which no outflow of resources that incorporate economic benefits for acquittance of the obligation are expected. Contingent liabilities are not recognized in the balance sheet, but are disclosed in a note to the financial statements.

3.6.          Classification of the assets and liabilities as current and non-current

The assets expected to be realized or that the Company intends to sell or consume during the regular cycle of its operations or within twelve months of the date of the balance sheet are classified as current assets, together with the assets kept with the main purpose of trading and cash and cash equivalents. The other assets are classified as “non-current assets”. The liabilities expected to be settled during the regular cycle of operations of the Company or within twelve months of the date of the balance sheet are classified as current liabilities. The regular cycle of operations of the Company is of 12 months.

All receivable or payable deferred taxes are classified as non-current assets or liabilities.

3.7.    Taxes.

Current Income Tax

Current tax assets and liabilities for the current year are defined at the expected recovery amount or the amount to be paid to the tax authorities.

The current income tax related to items directly recognized as shareholder’s equity, when applicable, is recognized in the shareholders’ equity, rather than in the income statement. Management assesses, from time to time, the positions accounted for in the tax returns with respect to situations in which the applicable tax laws and regulations are subject to interpretations and makes provisions when appropriate.

The taxation on the income comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Profits (“CSLL”) and is calculated by the taxable income regime (adjusted profit) at the applicable rates pursuant to the current laws and regulations: 15% on the taxable income and additional 10% on what exceeds R$240 in taxable income per year, for IRPJ, and 9% for CSLL.

Main Accounting Practices and Policies

3. Main accounting policies (Continued)

3.7.     Taxes (Continued) Deferred income tax

The deferred taxes are recognized according to the balance sheet. They are calculated by the liability method, which consists in the adjustment of the deferred taxes recognized in previous years due to any changes in the income tax rate.

The deferred tax assets correspond to future tax benefits arising from deductible temporary differences and certain adjustments with expected recovery.

The deferred tax liabilities are fully recognized for:

•          temporary tax differences, except when the deferred tax liability results from recognition of a non-deductible goodwill impairment loss or from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, has no impact on the accounting profit or on the taxable profit or tax loss; and

•          temporary tax differences related to investments in controlled companies, except when the Company is the parent at the time of reversal of the difference and if the reversal is not likely to occur in the near future.

EXHIBIT 3

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Adjusted balance sheet (amounts in Reais)

		Adjustments
	Balance as of 09.30.2015	Debt.	Credit	Adjusted balance
ASSETS
Current
Judicial Deposits	3,124,729.26			3,124,729.26
Recoverable PIS	4,250,121.39			4,250,121.39
Recoverable COFINS	20,567,217.42			20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21			3,405,094.21
Recoverable INSS	491,684.76			491,684.76
Total Current Assets	31,838,847.04			31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)			(0.04)
Credit Receivables - CBD	2,406,046.80			2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15		12,951,887.15	-
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)	8,937,664.81		-
Deferred Income Tax - Temporary Differences	1,448,086.98		1,375,225.63	72,861.35
PIS	47,384,918.22			47,384,918.22
COFINS	214,248,882.40			214,248,882.40
Equity Interests - CNova	(77,483,243.53)			(77,483,243.53)
Equity Interests - CDiscount	52,296.12			52,296.12
Equity Interest at - Lux Co.	12,295,904.46			12,295,904.46
Total non-current assets	204,367,113.75			198,977,665.78
TOTAL ASSETS	236,205,960.79			230,816,512.82
LIABILITIES AND NET WORTH
LIABILITIES
Non-Current
Obligations Extra.COm	5,517,241.38			5,517,241.38

NPC - Brussels (Reimbursement of Expenses)	61,215,986.06			61,215,986.06
Other Provisions	214,298.09			214,298.09
Provisions for Contingencies	4,415,252.59			4,415,252.59
Indemnification Assets	(4,415,252.59)			(4,415,252.59)
Loan Agreement - CBD	76,144,039.11	10,895,645.22		65,248,393.89
Loan Agreement - Via Varejo	63,937,417.39	8,990,328.61		54,947,088.78
Interest without Loan Agreement - CBD-NPC	23,734,433.63			23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99			19,929,070.99
TOTAL LIABILITIES	250,692,486.65			230,806,512.82
NET WORTH
Paid-up Capital Stock	50,741,294.71			50,741,294.71
Equity Method	165,853.33			165,853.33
Capital Reserve	6,120,324.11			6,120,324.11
Legal Reserve	404,762.17			404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33			320,613,633.33
Fair Value - Financial Assets	8,585.88			8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)			(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)	14,327,112.78	28,823,638.64	(281,010,060.82)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21			21,697,831.21
CN Stock Option Reserve	7,166,617.12			7,166,617.12
Discount Stock Option Reserve	5,248,080.01			5,248,080.01
Shares Held in Treasury	(742,846.83)			(742,846.83)
Pension Plan - Discount	(1,531,120.81)			(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)			(113,001,632.24)
TOTAL NET WORTH	(14,486,525.86)			10,000.00
TOTAL LIABILITIES AND NET WORTH	236,205,960.79	43,150,751.42	43,150,751.42	230,816,512.82

EXHIBIT 4

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
ASSETS
Current
Judicial Deposits	3,124,729.26
Recoverable PIS	2,328,667.19	1,921,454.20
Recoverable COFINS	11,268,902.70	9,298,314.72
Income Tax to be Refunded/Offset	778,745.01	642,566.22	1,864,496.60	119,286.38
Recoverable INSS	491,684.76
Total Current Assets	17,992,728.92	11,862,335.14	1,864,496.60	119,286.38
Non-current
Credit Receivables - Globex	-	(0.04)	-	-
Credit Receivables - CBD	2,406,046.80	-	-	-
Deferred Income Tax - Tax Loss	-	-	-	-
Provision for Loss - Deferred Income Tax - Tax Loss	-	-	-	-
Deferred Income Tax - Temporary Differences	72,861.35	-	-	-
PIS	30,751,198.61	16,633,719.61	-	-
COFINS	139,040,230.13	75,208,652.27	-	-
Equity Interests - CNova	(40,835,126.31)	(34,288,596.34)	(2,217,641.10)	(141,879.78)
Equity Interests - CDiscount	27,561.04	23,142.56	1,496.76	95.76
Equity Interest at - Lux Co.	6,480,172.86	5,441,296.54	351,920.00	22,515.07
Total non-current assets	137,942,944.48	63,018,214.60	(1,864,224.34)	(119,268.96)
TOTAL ASSETS	155,935,673.39	74,880,549.74	272.26	17.42

EXHIBIT 4 (Continued)

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
LIABILITIES AND NET WORTH
LIABILITIES
Non-current
Obligations Extra.COm	5,517,241.38	-	-	-
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06	-	-	-
Other Provisions	214,298.09	-	-	-
Provisions for Contingencies	4,415,252.59	-	-	-
Indemnification Assets	(4,415,252.59)	-	-	-
Loan Agreement - CBD	65,248,393.89	-	-	-
Loan Agreement - Via Varejo	-	54,947,088.78	-	-
Interest without Loan Agreement - CBD-NPC	23,734,433.63	-	-	-
Interest without Loan Agreement - Via Varejo	-	19,929,070.99	-	-
TOTAL LIABILITIES	155,930,353.05	74,876,159.77	-	-
NET WORTH.
Paid-up Capital Stock	26,996,096.19	22,275,294.71	1,381,517.43	88,386.38
Equity Method	90,872.05	74,981.28	-	-
Capital Reserve	3,353,362.98	2,766,961.13	-	-
Legal Reserve	221,771.67	182,990.50	-	-
Transactions with non-controlling shareholders NPC	175,666,169.08	144,947,464.25	-	-
Fair Value - Financial Assets	4,704.26	3,881.62	-	-
Profit (Loss) in the Corporate Interest	(8,695,993.86)	(7,175,327.31)	-	-
Accumulated Profit (Loss)	(153,568,929.43)	(126,714,364.10)	(683,066.25)	(43,701.05)
Equity Valuation Adjustment (Law 11.638/07)	11,888,374.32	9,809,456.89	-	-
CN Stock Option Reserve	3,926,633.32	3,239,983.80	-	-

Discount Stock Option Reserve	2,875,455.11	2,372,624.90	-	-
Shares Held in Treasury	-	-	(698,178.91)	(44,667.92)
Pension Plan - Discount	(838,910.45)	(692,210.36)	-	-
Accumulated Conversion Adjustments	(61,914,284.89)	(51,087,347.35)	-	-
TOTAL OF NET WORTH	5,320.34	4,389.97	272.27	17.42
TOTAL LIABILITIES AND NET WORTH	155,935,673.39	74,880,549.74	272.27	17.42

EXHIBIT 4.1.2(vii)

Agreements entered into between Nova Pontocom and Via Varejo and entered into between Nova Pontocom and CBD which will be liquidated by means of equity merger

Agreements entered into between Nova Pontocom and Via Varejo:

1.         Loan Agreement dated 18 July 2011, in the amount of R$ 37,212,560.70 (thirty-seven million, two hundred and twelve thousand, five hundred and sixty reais and seventy cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

2.         Loan Agreement dated 18 July 2011, in the amount of R$ 26,724,856.67 (twenty-six million, seven hundred twenty-four thousand, eight hundred fifty-six reais and sixty seven cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

Agreements entered into between Nova Pontocom and CBD:

3.         Loan Agreement dated 18 July 2011, in the amount of R$ 44,317,348.02 (forty-four million, three hundred and seventeen thousand, three hundred forty-eight reais and two cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

4.         Loan Agreement dated 18 July 2011, in the amount of R$ 31,826,691.09 (thirty-one million, eight hundred twenty-six thousand, six hundred ninety-one reais and nine cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

Exhibit II – Merger Protocol

November 18, 2015
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and SÉ SUPERMERCADOS LTDA.
MERGER PROTOCOL AND JUSTIFICATION of Sé Supermercados Ltda. into Companhia Brasileira de Distribuição

MERGER PROTOCOL AND JUSTIFICATION OF SÉ SUPERMERCADOS LTDA. INTO COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this private instrument:

(1)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-000, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 47.508.411/0001-56, herein represented in accordance to its By-laws (“Merging Company”); and

(2)          SÉ SUPERMERCADOS LTDA., a limited liability company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, No. 3,172, Jardim Paulista, CEP 01402-002, enrolled with the CNPJ/MF under No. 01.545.828/0001-98, herein represented in accordance to its Articles of Association (“Merged Company” or “Sé” and, when jointly referred with the Merging Company, the “Parties” and, individually, a “Party”),

DECIDE, pursuant to the provisions of Articles 224, 225 and 227 of Law No. 6,404 dated December 15, 1976, as amended (“Brazilian Corporate Law”) and Articles 1,116 to 1,118 of Law 10,406 dated January 10, 2002, as amended (“Civil Code”), to enter into this Merger Protocol and Justification (“Protocol”), in order to regulate the terms and conditions applicable to the merger of the Merged Company into the Merging Company (“Merger”), subject to to the approvals mentioned in Section 4.2 below.

1             Purpose

The purpose of this Protocol is to set forth the basis of the Merger proposal to be discussed by the shareholders and the quotaholder of the Parties, as applicable. If the proposal subject of this Protocol is approved:

(i)            the Merging Company shall succeed the Merged Company in all its rights and obligations and all assets and liabilities of the Merged Company, will be transferred to the Merging Company; and

(ii)           the Merged Company will be extinguished and therefore the quotas of the Merged Company’s corporate capital will be extinguished and canceled, and the corporate capital of the Merging Company will remain unchanged, subject to the provisions set forth in Section 4.1.2.

2             Justification and interest of the Parties in carrying out the Merger

The management of the Parties understands that the Merger will offer patrimonial, legal and financial benefits, among which:

(i)            the optimization of the corporate structure of the group to which the Parties belong; and

(ii)           the reduction of costs in administrative areas and the fulfillment of ancillary obligations, creating synergies to be benefited from.

3             Appraisal

3.1         Appraisal. The Parties agree that, pursuant to the appraisal report attached hereto as Exhibit 3.1 (“Report”), the value of the Merged Company’s net equity was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Appraiser”), on the reference date of September 30, 2015, based on the balance sheet prepared by the management of the Merged Company on the same date and for this specific purpose. According to the Report, the value of the Merged Company’s net equity on September 30, 2015 corresponds, reflecting the effect of subsequent events as described in the Report, on the date of the Report, to two billions, seven hundred and thirteen million, thirty thousand, four hundred and six reais and sixty-four cents (R$ 2,713,030,406.64).

3.2         Changes in equity. In case the proposed Merger is approved, the changes in the equity of the Merged Company which occur after the base date of September 30, 2015 shall be absorbed by the Merging Company and duly registered in its financial statements.

3.3         Conflict. The Appraiser declared it has no direct or indirect interest in the companies involved in the Merger or, also, in relation to the Merger itself, which could prevent it from preparing or affect the preparation of the Report required for the purposes of the Merger.

4             General Aspects of the Merger

In case the Merger proposal is approved, the Merger shall be implemented as follows:

4.1         Corporate Capital

4.1.1        Current composition.

(i)            The corporate capital of the Merged Company is one billion, four hundred and forty-four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents (BRL 1,444,141,752.09), divided into three hundred and sixty-six million, two hundred and sixty-seven thousand and thirty-four (366,267,034) quotas with par value of 3.94286577287 each, totally held by the Merging Company.

(ii)           The corporate capital of the Merging Company, fully subscribed and paid for, is six billion, eight hundred and six million, eighty-nine thousand, four hundred and fifty-four reais and eighty-one cents (BRL 6,806,089,454,81), divided into two hundred and sixty-five million, six hundred and ninety-nine thousand and seven hundred and seventy-nine (265,699,779) book entry shares without par value, of which (a) ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one (99,679,851) common shares; and (b) one hundred and sixty-six million, nineteen thousand and nine hundred and twenty-eight (166,019,928) preferred shares.

4.1.2        Effects of the Merger in the Parties’ corporate capital and provisions related to the quotas held by the Merging Company in the Merged Company. On the date of the Merger:

(i)            the Merging Company shall fully absorb the net assets of Sé in exchange of the quotas held by it in Sé’s corporate capital, which will be canceled as a result of the Merger;

(ii)           the interest held by the Merging Company in Sé’s corporate capital shall be replaced in the balance sheet of the Merging Company by the assets and liabilities that comprise Sé’s net equity, by their respective book value; and

(iii)          the corporate capital of the Merging Company shall remain unchanged. Therefore, it is not necessary to establish any exchange ratio.

4.2         Conditions for the implementation of the Merger. The implementation of the Merger, the Appraiser indication and the approval of its Report and other terms and conditions of the Protocol are subject to the approval or ratification, as the case may be, of the board of directors and of the shareholders of the Merging Company and of the quotaholder of the Merged Company.

4.3         Effects of the Merger. In case the Merger is approved, the Merged Company shall be extinguished and universally succeeded by the Merging Company, without any interruption, in all its assets and liabilities, rights and obligations of any nature whatsoever.

4.4         Reimbursement amount. Considering that the Merging Company is the sole quotaholder of the Merged Company, withdrawal rights are not applicable.

4.5         Use of the corporate name. The Merged Company may continue to conduct the transactions, on its behalf, until all the registries are formalized and all authorizations required are obtained under the applicable legislation for the effectiveness of the Merger.

5             MISCELLANEOUS

5.1         Severability. A potential declaration of nullity or unenforceability of any of the provisions of this Protocol by any court shall not affect the validity and enforceability of the other, which shall be fully complied with. The Parties agree to use their best efforts to validly agree to obtain the same effects of the provision declared null or unenforceable.

5.2         Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the totality of understandings and agreements between the management of the Parties, as applicable, in relation to the matters agreed herein. This Protocol and its exhibits may only be modified or amended by means of a written instrument executed by all the managers of the Parties.

5.3         Filing. Once the Merger is approved by the Merging Company’s shareholders and by the Merged Company’s quotaholder, the management of the Merging Company’s shall file and publish all corporate acts related to the Merger.

5.4         Governing law. This Protocol shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.5         Recommendation. In view of the elements exposed, which include all the requirements of Articles 224 and 225 of the Brazilian Corporate Law, the Merger is deemed to serve the interests of the Parties involved, their shareholders and quotaholder, and therefore its implementation is recommended.

In witness whereof, the Parties execute this Merger Protocol and Justification in six (6) counterparts of the same content and effect in the presence of the two (2) witnesses signed below.

São Paulo, November 18, 2015.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice Chief Executive and Finance Officer

SÉ SUPERMERCADOS LTDA.

_________________________________ Antônio Sérgio Salvador dos Santos Officer	_________________________________ Luiz Elísio Castello Branco de Melo Officer

Witnesses:

Name: ID: CPF/MF:	Name: ID: CPF/MF:

EXHIBIT 3.1
Report

SÉ SUPERMERCADOS LTDA.

Accounting appraisal report on book value for the purpose of merger

November 10, 2015                                  1 00 082/15

1

To the

Shareholders and Members of the companies Companhia Brasileira de Distribuição and Sé Supermercados Ltda.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of São Paulo under number 2SP000233/O-3, filed with the Brazilian Corporate Taxpayers' Roll under number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, city of Sao Paulo, State of Sao Paulo, Brazil, appointed by you to act as an expert appraiser to perform the accounting appraisal of the net assets of Sé Supermercados Ltda., to be merged into the equity of Companhia Brasileira de Distribuição, complying with the due procedures and verifications as required to perform its duties, hereby submits the undersigned.

A P P R A I S A L   R E P O R T

attached hereto.

Sao Paulo, November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant, accreditation number: CRC1SP116.758/O-3

2

A P P R A I S A L   R E P O R T

INTRODUCTION

1.     By means of this present transaction, Sé Supermercados Ltda. (SÉ or MERGED COMPANY) is merged into Companhia Brasileira de Distribuição (hereby, CBD or MERGING COMPANY).

2.     The present merger is part of a restructuring project of Grupo Pão de Açúcar (GPA), to which both parties above belong, and which chiefly aims at achieving considerable benefits of administrative, economic, and financial nature, primarily by rationalizing and simplifying the corporate structure of GPA, enabling operational and tax synergies.

3.     Therefore, the purpose of this APPRAISAL REPORT is to ascertain the book value of the net assets of SÉ, taking into account the company's financial position as of September 30, 2015.

4.     The Appraisal Report is hereby issued in connection with the audited balance sheets of the MERGED COMPANY, prepared for such purpose on September 30, 2015, as well as the summary of the significant accounting policies.

5.     The Management of SÉ is responsible for preparing and appropriately presenting the company's balance sheets pursuant to the accounting practices adopted in Brazil and by the internal controls it determined as necessary so that such balance sheets contain no significant discrepancies, whether caused by fraud or error.

6.     Our responsibility is to express an opinion on the net assets to be merged based on our audit, conducted in accordance with both Brazilian and international auditing standards. Such standards require compliance with ethical requirements by auditors and that the audit be planned and performed to obtain reasonable assurance that the financial statements are free from any relevant distortions.

7.     An auditing procedure involves performing selected procedures to obtain evidence on the amounts and disclosures made in the financial statements. Such selected procedures depend on the auditors' judgment, including the assessment of risks of material errors in the financial statements, whether due to fraud or error. In such risk assessment, the auditors consider the relevant internal controls to prepare and present appropriately the Company's financial statements to plan all the auditing procedures suitable under these circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls used by the Company. An auditing procedure also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as an evaluation of the overall presentation of the financial statements taken as a whole.

3

8.     We believe that the audit evidence is sufficient and appropriate to base our opinion.

FINANCIAL POSITION OF THE MERGED COMPANY

9.     The appraisal is made at the book value, pursuant to article 226 of Law 6,404/76 (the Brazilian Corporations Act) and CVM (Brazilian Securities and Exchange Committee) normative instructions numbers 319/99 and 320/99, based on the Company's financial position as shown in the balance sheets ascertained on September 30, 2015 prepared for such purpose, as submitted in ANNEX 1 and that is summarized as follows:

ASSETS	2,832,551,513.14
(-) LIABILITIES	119,521,106.50
NET WORTH	2,713,030,406.64

10.   Such balance sheets have been prepared according to the generally accepted accounting practices adopted in Brazil and complying with CVM standards;  in addition, the significant notes to financial statements used to prepare this report are shown in ANNEX 2. For appraisal purposes, the company's activities were considered according to the concept of continuity of normal business.

11.   The capital stock of SÉ is R$ 1,444,141,752.09 (one billion, four hundred and forty- four million, one hundred and forty-one thousand, seven hundred and fifty-two reais and nine cents of Brazilian Real), divided into 366,267,034 (three hundred and sixty-six million two hundred and sixty-seven thousand and thirty-four) shares, with the par value of R$ 3.94286577287 each, fully owned by the only partner or shareholder, CBD.

12.   As a result of the merger, the shares formerly held by SÉ will be cancelled.

EFFECTS ON THE MERGING COMPANY

4

17.  The balance sheets of CBD as of September 30, 2015 are shown in ANNEX 3 and its financial position as of that date is summarized below:

ASSETS	22,404,631,607.80
(-) LIABILITIES	11,938,459,857.16
NET WORTH	10,466,171,750.64

18.   CBD is the controlling entity of SÉ and registers such investment on its non-current assets, and evaluates it by the value of the investee's net assets (equity method).

19.   As already mentioned, CBD is the sole shareholder of SÉ.

20.   Outstanding balances, both of assets and liabilities, held between CBD and SÉ are shown in ANNEX 4 and will be eliminated upon the merger transaction.

21.   As a result of the merger, CBD's investment made in SÉ is reduced,  being replaced by the assets and liabilities of the MERGED COMPANY, as provided for in ANNEX 5 with no effect on CBD's net worth.

22.   ANNEX 5 also shows all the adjustments resulting from the merger and CBD'S balance sheets after such merger.

CONCLUSION

23.   In view of the aforementioned findings and statements, it is hereby concluded that the net worth of SÉ to be merged into Companhia Brasileira de Distribuição is that of R$ 2,713,030,406.64 (two billion, seven hundred and thirteen million, thirty thousand, four hundred and six Real, and sixty-four cents of Real). Such merger, however, does not cause any changes in the net worth of the MERGING COMPANY, as it is SÉ’s sole shareholder, and such amount is recorded in the MERGING COMPANY's assets as an investment, which is evaluated by the equity method in order to reflect the value of the net worth of SÉ, the subsidiary.

STATEMENTS

24.   The expert appraiser hereby expressly states, pursuant to section I, article 5 of CVM normative instructions No. 319 of December 3, 1999, does not have any interest, whether direct or indirect, in Companhia Brasileira de Distribuição or in Sé Supermercados Ltda., or even in this merger transaction, and there is not any other situation that could be deemed as a conflict of interest. The appraiser also reports, pursuant to section II, paragraph 5 of the aforementioned CVM normative instructions No. 319 that all of CBD’s and SÉ’s managers did not restrict, hinder or do any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the conclusions made.

5

This Appraisal Report is issued in ten (10) counterparts of equal contents and it is composed of four (4) pages and five (5) annexes printed on one side only and initialed by the undersigned expert appraiser.

Sao Paulo (SP, Brazil), November 10, 2015.

MAGALHÃES ANDRADE S/C

External Auditors, accreditation number CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-6

ANNEX 1
SÉ SUPERMERCADOS LTDA.
Balance sheets prepared on September 30, 2015

(amounts stated in Brazilian Real)

ASSETS

Current Assets Cash	1,696,624.80
Investments with immediate liquidity	76,934,188.01
Customers	4,771,512.70
Accounts receivable from related parties	1,640,848.03
Third-party credit claims	10,785,312.04
Employees' credits	910,030.38
Recoverable taxes	10,890,587.13
Dividends receivable	34,195,396.15
Credit from suppliers	587,946.89
Inventories	56,814,111.76
Anticipated expenses	2,366,454.29
Total current assets	201,593,012.18
Noncurrent Assets
Subsidiaries' credit	2,391,766,560.47
People's credit	11,954.81
Recoverable taxes	1,585,839.34
Escrow deposits with courts of law	2,361,338.98
Other long-term credits	134,094.69
Investments	(0.01)
Net fixed assets	232,118,712.68
Intangible assets	2,980,000.00
Total noncurrent assets	2,630,958,500.96
TOTAL ASSETS	2,832,551,513.14

ANNEX 1 (continued)
SÉ SUPERMERCADOS LTDA.
Balance sheets prepared on September 30, 2015

(amounts stated in Brazilian Real)

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	7,088,171.75
Suppliers	64,425,683.99
Tax obligations	8,861,662.48
Labor-related obligations	8,492,667.53
Obligations with related parties	235,347.58
Other liabilities	3,120,306.09
Total current liabilities	92,223,839.42
Noncurrent Assets
Loans and financing	21,432,466.05
Contingencies	5,565,981.45
Financial instruments	298,819.58
Total noncurrent liabilities	27,297,267.08
TOTAL LIABILITIES	119,521,106.50
NET WORTH
Capital Stock	1,444,141,752.09
Capital reserves	319,250,542.37
Profits reserve	949,638,112.18
TOTAL NET WORTH	2,713,030,406.64
TOTAL LIABILITIES AND NET WORTH	2,832,551,513.14

ANNEX 2
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

1.     Basis to prepare the financial statements

The individual mid-period financial statements have been prepared pursuant to IAS 34

- "Interim Financial Reporting" issued by the International Accounting  Standards Board ("IASB") and according to the accounting Technical Pronouncement CPC 21 - "Interim Financial Reporting", and presented in accordance with the standards approved and issued by the Brazilian Securities and Exchange Committee ("CVM"), applicable to the preparation of Quarterly Financial Statements ("ITR"). The financial statements are based on the historical cost, except for certain financial instruments measured at fair value. These financial statements are stated in Real, the Brazilian legal tender. The valid currency for the MERGED COMPANY is the Brazilian Real. The interim financial statements for the three-month period ended on March 31, 2015 were approved by the Board of Directors on October 29, 2015.

2.     Significant accounting policies

2.1.     Financial instruments

Financial assets are initially recognized at fair value when the MERGED COMPANY assumes contractual rights to receive cash or other financial assets from contracts in which it is part. Financial assets are derecognized when the rights to receive cash flows connected to the financial assets expire or when all the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained in the transfer by the MERGED COMPANY. Financial liabilities are recognized when the MERGED COMPANY undertakes contractual obligations to settle in cash or when it undertakes third-parties' liabilities through a contract in which it is part. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, cease to exist, or expire. Financial instruments measured at amortized cost are measured subsequently to their initial recognition at the effective interest rate. Income and expenses from interests due, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses. THE MERGED COMPANY ascertains every month the loss estimates for not receiving financial assets. An estimate for loss is recognized when there is objective evidence that the MERGED COMPANY failed to receive all amounts payable on their due dates. To make such calculation, the MERGED COMPANY considers historical losses, historical statistical information, aging of receivables and  assessment of the  likelihood  of further portfolio deterioration, taking into account macroeconomic and market factors. When the collection of accounts receivable is unlikely, its book value and its corresponding loss estimate are recognized in the income statement for the period. Subsequent recoveries are recognized, if any, under the caption selling expenses in the income statement for the year.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.            Significant accounting policies (continued)

2.1.        Financial instruments (continued)

(i)                     Financial assets

Initial recognition and measurement

The financial assets held by the MERGED COMPANY are classified according to the purpose for which they were acquired or contracted, in the following categories: (i) financial assets at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The MERGED COMPANY determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized and measured at fair value through income and transaction costs, charged to the income statement. Loans and receivables are carried at amortized cost. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the MERGED COMPANY undertakes to purchase or sell such assets. The MERGED COMPANY'S financial assets include cash and cash equivalents, accounts receivable from customers, accounts receivable from related parties, and derivative financial instruments.

Subsequent Measurement

•                                           Financial assets at fair value through profit or loss: they represent assets acquired for purposes of realization in the short term and are measured at fair value on the date of each balance sheets. Interest rates, monetary variation, exchange variation and variations deriving from the valuation at fair value are recognized in the income statement as financial income or expenses, if any.

•                                           Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured using the amortized cost method of effective interest rate. Income from interests, indexation, and exchange rate variation, less impairment losses, as applicable, are recognized in the income statement whether as financial income or expenses, as incurred; and

•                                           Financial assets held to maturity: financial assets and liabilities that can not be classified as loans and receivables because they are quoted in an active market. In this case, such financial assets are acquired with the intent and ability to be held in portfolio until maturity. They are valued at merger cost, plus income earned against the income statement, by using the method of effective interest rate.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.      Significant accounting policies (continued)

2.1.  Financial instruments (continued)

(i)     Financial assets (continued)

Derecognition of financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

•           The rights to receive cash flows expire; and

•           The MERGED COMPANY transfers its rights to receive cash flows from the assets or assumes an obligation to pay in full to a third party the cash flows received under a pass-through arrangement; and (a) the MERGED COMPANY has transferred substantially all the risks and rewards connected to the assets; or (b) the MERGED COMPANY have not  transferred nor retained substantially all the risks and connected to the assets, but it has transferred the control thereof.

In case the MERGED COMPANY assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is held and recognizes a corresponding liability. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by the MERGED COMPANY and its subsidiaries.

Impairment losses of financial assets

On the balance sheet dates, the MERGED COMPANY checks for traces of impairment losses of any asset or group of financial assets. The impairment loss of any asset or group of financial assets is only (and exclusively) considered if there is objective evidence resulting from one or more events that occurred after the initial recognition of the asset (a 'loss event'), and in case such event may impact the estimated future cash flows of the asset or group of financial assets, which can be reliably estimated. Evidence of impairment loss may include signs that debtors (or a group of debtors) are experiencing significant financial difficulties, moratorium or default on repayment of interests or principal, probability of entering in bankruptcy or other financial reorganization and when such data indicate a measurable decrease in future cash flows, such as changes in interest rates on arrears or economic conditions that correlate with defaults.

Particularly in relation to financial assets held to maturity, the MERGED COMPANY will, first of all, check for objective evidence of impairment losses for individual financial assets

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.      Significant accounting policies (continued)

2.1.  Financial instruments (continued)

(i)     Financial assets (continued)

Impairment losses of financial assets (Continued)

that are individually significant, or collectively for assets that are not individually significant. If the MERGED COMPANY determines that there is no objective evidence of impairment loss of a financial asset assessed individually - be such loss significant or not - the MERGED COMPANY then ranks it in a group of financial assets with similar credit risk characteristics, which are evaluated collectively. Assets individually assessed for impairment loss, or for which the impairment loss is (or keeps being) recognized are not included in the collective assessment of loss.

The loss amount is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not incurred) discounted at the original effective interest rate of the financial asset. The carrying value of the asset is reduced by using an allowance account, and the amount of loss is recognized in the income statement of the fiscal year. Income from interests is recorded in the financial statements as part of financial income. In the case of loans or investments held to maturity with variable interest rate, the MERGED COMPANY and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the amount of impairment loss is reduced and such reduction can be related objectively to an event occurring after the recognition of provision (such as an improvement in the debtor's credit rating), the reversal of impairment loss previously recognized is recognized in the income statement. In case a low is subsequently recovered, the recovery is also recognized in the income statement.

(ii)    Financial liabilities

Financial liabilities in the scope of the so-called CPC 38 (IAS 39) standard are classified as loans, financing and derivative financial instruments designated as hedging instruments in an effective hedge relationship, as appropriate. The MERGED COMPANY determines the classification of  its financial assets at initial recognition. All financial liabilities are initially recognized at fair value and, in the case of loans and financing, plus directly attributable transaction costs. Financial liabilities of the MERGED COMPANY include suppliers, loans and financing, debentures, financing for purchase of assets and derivative financial instruments.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.      Significant accounting policies (continued)

2.1.  Financial instruments (continued)

        (ii) Financial liabilities (continued)

        Subsequent Measurement

After initial recognition, loans and borrowings are subsequently measured at amortized cost adopting the method of effective interest rate. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as by the amortization process using the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially modified, such a replacement or modification is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in income.

Compensation of financial instruments

Financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

2.2.  Transactions in foreign currency

Transactions in foreign currencies are initially recognized at fair value of the corresponding currencies on the date that the transaction qualifies for recognition. Monetary assets and liabilities stated in foreign currencies are translated into Brazilian Real according to the market price effective on the date of the balance sheets. Differences arising from payment or the translation of monetary items are recognized in the financial income.

2.3.  Hedge accounting

The MERGED COMPANY uses derivative financial instruments such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when fair value is positive and as liabilities when negative. Any gains or losses resulting from changes in the fair value of derivatives are recorded directly in the income statement.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.3.  Hedge accounting (continued)

At the beginning of the hedging relationship, the MERGED COMPANY formally allots and registers the hedge relationship to which it wants to apply the hedge accounting, as well as its target and the risk management strategy to sign it. The documentation includes identification of the hedging instrument, the protected item or transaction, the nature of the hedged risk and how the MERGED COMPANY should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in fair value of hedged item or cash flows attributable to the hedged risk. It is expected that such hedges are highly effective in offsetting changes in fair value or cash flows, and they are continuously assessed to determine whether they actually have been highly effective over all years of financial reports for which they were intended.

For hedge accounting purposes, these are classified as fair value hedges when hedging exposure to changes in fair value of a recognized asset or liability.

They are accounted for as fair value hedges, adopting the following procedures:

•           The change in fair value of a derivative financial instrument classified as hedge interest rate is recognized as financial income. The change in fair value of the hedged item is recorded as part of the carrying value of the hedged item and is recognized in the income statement;

•           As regards fair value hedges connected to items carried at amortized cost, the adjustment to carrying value is amortized in the income statement over the remaining year until maturity. The amortization of the effective interest rate may begin as soon as an adjustment exists and shall occur at most at the time when the hedged item ceases to be adjusted for changes in fair value attributable to the hedged risk;

•           If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss; and

•           To calculate fair value, debts and swaps are measured using rates published in the financial market and projected to the date of maturity. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates used and published by the Brazilian stock exchange known as BM&FBovespa, and for loans in the Brazilian legal currency the DI curve is used, which is an index disclosed by CETIP and calculated by the method of exponential interpolation.

2.4.  Cash and Cash Equivalents

Include cash, bank accounts and short-term, highly-liquid investments, readily convertible to known amounts of cash and subject to

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.4.  Cash and cash equivalents (continued)

an insignificant risk of change in value, with intention and possibility of being redeemed in the short term within 90 days from the application date.

2.5.  Accounts receivable

They are registered and kept in the balance sheets at their sales figures and net of estimated losses from doubtful accounts, which is recognized based on the history of losses and risk analysis of the entire client portfolio and probability of receipt.

Accounts receivables are non-derivative financial assets with fixed payments without quotation in an active market. After initial measurement, these financial assets are subsequently measured at amortized cost using the method of effective interest rate ("EIR"), by deducting the impairment loss. Amortized cost is calculated taking into account any discounts or premiums on merger and fees or costs that compose the EIR. The EIR amortization is included in net financial income, in the income statement of the fiscal year. Expenses arising from the impairment loss are recognized in the income statement of the fiscal year.

At every closing of the balance sheets the MERGED COMPANY assesses whether the assets or groups of financial assets had an impairment loss.

Estimated losses with doubtful accounts of customers is based on a history of effective losses over the last 24 months, besides the evaluation of macroeconomic events such as unemployment and consumer confidence index, as well as the volume of overdue loans of portfolio of accounts receivable.

The receivables are deemed irrecoverable and thus they are written off the portfolio of receivables when the payment is not made after 180 days from the due date.

2.6.  Inventories

They are carried at cost or at the net realizable value, whichever is less. Acquired inventories are recorded at average cost, including storage and handling costs, to the extent that such costs are necessary to bring the stocks in its condition of sale in stores, net of rebates received from suppliers. The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories are reduced by an allowance for losses and breakage, which are periodically reviewed and assessed for adequacy.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.7.  Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements executed, which are recorded in income to the extent that the corresponding inventories are sold. They include agreements for volume purchasing, logistics and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their suppliers, since under agreement terms the MERGED COMPANY is entitled to liquidate liabilities with suppliers net of bonuses receivable.

2.8.  Present value adjustment of assets and liabilities

The current monetary assets and liabilities, when relevant, and long-term assets and liabilities, are adjusted to present value. The adjustment to present value is calculated taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Interests included in revenues, expenses and costs related to those assets and liabilities are adjusted to the appropriate recognition in accordance with the accrual basis. The adjustment to present value of sales in installments is recorded against the caption "Accounts receivable" and its realization is recorded in the "Net operating income" account, according to maturity. Other items in the balance sheet whose application of present value adjustment becomes necessary, has its counterpart in the "Financial income" section.

2.9.  Reduction to impairment of non-financial assets

The recovery test (impairment test) aims at presenting in a prudent way the actual net realizable value of an asset. Such realization can be performed directly or indirectly, respectively, through sale or the cash flows generation on use of assets in the MERGED COMPANY'S activities.

Every year the MERGED COMPANY performs the impairment test of its tangible or intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

The impairment of an asset is defined as the higher of fair value of the asset or the value in use of its cash generating unit (CGU), unless the asset does not generate cash inflows that are largely independent of the inputs box of other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision for devaluation is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is the capital cost of the CBD ("WACC"), before taxes, that reflects current assessments market about the value of money over time and specific risks of the asset.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.9.  Impairment of non-financial assets (continued)

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset. The impairment loss previously recognized is reversed only if there are changes in the assumptions used to determine the recoverable amount of the asset on initial recognition or later, except in the case of goodwill that cannot be reversed in future years.

2.10.     Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the merger of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, such components are recognized as individual assets with particular shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

Asset category	Average annual depreciation rate
Buildings	2.50%
Leasehold improvements	4.41%
Machines and equipment	9.17%
IT equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and equipment	10.21%
Vehicles	21.52%
Decoration	20.0%

Items of fixed assets, and any significant parts are written off upon they  are assigned or when there is not any expected future economic benefits derived from its use or assignment. Any gains or losses resulting from the disposal of assets are included in the income statement.

Residual values, shelf life of assets and depreciation methods are reviewed at the end of every year, and adjusted prospectively, if applicable. The MERGED COMPANY revised the shelf life of fixed and intangible assets in year 2014 and concluded that there are no changes to be carried out this fiscal year.

2.11.     Capitalized interests

Interests from loans directly attributable to the merger, construction or manufacturing of an asset that requires a substantial period of time to be finished for the intended use or sale (qualifying assets) are capitalized as part of the cost of the underlying assets during the construction phase.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.11.     Capitalized interests (continued)

From the date the corresponding asset becomes effective, capitalized costs are depreciated over the estimated shelf life of such asset.

2.12.     Property investment

Investment properties are measured at historical cost (including transaction costs), net of accumulated depreciation and or impairment losses, if any.

Investment properties are written off when sold or when they cease to be used permanently and is not expected any future economic benefit from their sale. An investment property is also transferred when there is intent to sell and this case is considered as non-current assets available for sale. The difference between the net sales value and the carrying amount of the asset is recognized in the income statement in the period of derecognition.

2.13.     Intangible assets

The separately acquired intangible assets are measured at cost being upon their initial recognition, being deducted by amortization and any impairment losses. The internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement that were incurred.

Intangible assets consist mainly of software purchased from third parties, software developed for internal use, goodwill (right to use the stores), customer lists, advantageous lease agreements, profitable contracts to supply furniture and brands.

Intangible assets with a defined shelf life are amortized using the straight  line method. The period and the amortization method are reviewed at least in the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their estimated shelf lives, which is 10 years.

Intangible assets with indefinite shelf lives are not amortized; they are rather tested for impairment in the end of each fiscal year or whenever there are signs that their carrying amount may not be recoverable, whether individually or at the level of cash generating unit. The assessment is reviewed annually to determine whether such indefinite shelf life is still valid. Otherwise, the estimated shelf life is prospectively changed from indefinite to definite.

Gains or losses, where applicable, resulting from derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.13.     Intangible assets (continued)

the carrying amount of the asset, being recognized in the income statement of the fiscal year when the asset is written off.

2.14.     Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) with intent to be realized or intended to be sold or consumed within twelve months from the balance sheets date, are classified as current assets. Liabilities (excluding deferred income tax and social contribution) with settlement expected within twelve months from the balance sheets date are classified as current liabilities. All other assets and liabilities (including deferred taxes) are classified as "non-current" assets and liabilities.

Deferred tax assets and liabilities are classified as "non-current", net per legal entity, as required by the corresponding accounting pronouncement.

2.15.     Leasing

The definition of an agreement as a lease is based on the terms of such arrangement on its inception date, that is, if compliance with such agreement depends on the use of one or more specific assets or if such arrangement conveys a right to use the asset.

The MERGED COMPANY leases equipment and commercial spaces under both cancelable and non-cancelable leases. The terms of such leases vary between 5 and 20 years.

The MERGED COMPANY as lessee

Leasing agreements that transfer to the MERGED COMPANY substantially all the risks and benefits incidental to ownership of the leased item are capitalized at the inception of the leasing at fair value of the leased property or the present value of minimum lease payments, whichever is less. Leasing payments are apportioned between finance charges and reduction of the leasing liability so as to achieve a constant interest rate on the balance of the liability. Financial costs are recognized as expenses in the fiscal year.

Leased assets are depreciated over their shelf life.  However, if there is not a reasonable certainty that the MERGED COMPANY will obtain ownership by the end of the leasing term, the asset is depreciated over its estimated shelf life or the leasing term, whichever is less; capitalization of  improvements and renovations carried out in stores are also considered.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.    Significant accounting policies (continued)

2.15.     Leasing agreements (continued)

The MERGED COMPANY and its subsidiaries as lessees (continued)

The leasing agreements are classified as operating leasing when there is not any transfer of risk and benefits derived from ownership of the leased item.

Payments of leasing installments (excluding costs for services such as insurance and maintenance) classified as operating leases are recognized as expenses, according to their competence, during the term of the lease.

Contingent rents are recognized as expenses in the fiscal years in which they incur.  The MERGED COMPANY as lessor

Leasing agreements in which the MERGED COMPANY does not transfer substantially all the risks and rewards of ownership on the asset are classified as operating leasing agreements. Initial direct costs incurred in negotiating operating leasing agreements are added to the carrying value of the leased asset and recognized over the lease term on the same basis as rental income.

Contingent rents are recognized as revenue in the fiscal years in which they are earned.

2.16.     Allowances

Allowances are recognized when the MERGED COMPANY have a present (whether legal or not formalized) obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. In cases in which the MERGED COMPANY and its subsidiaries have the expectation of repayment of all or part of the provision - for example, under an insurance contract - the reimbursement is recognized as a separate asset but only when it is virtually certain. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of lawyers' fees on success, the MERGED COMPANY has as policy to make an allowance at the time such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

2.17.     Dividend distribution

The distribution of dividends to the MERGED COMPANY'S shareholders is recognized as a liability in the end of the fiscal year, based on the minimum mandatory dividends as set forth in the bylaws. Any amounts exceeding such

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

2.      Significant accounting policies (continued)

2.17.     Dividend distribution (continued)

minimum amount are only recorded on the date on which such incremental dividends are approved by the MERGED COMPANY'S shareholders.

2.18.     Revenues to be recognized

Anticipated revenues are recorded by the MERGED COMPANY as a liability by the anticipation of amounts received from trading partners for exclusivity in providing intermediary services of supplementary or extended warranties and recognized in income by submitting a proof of service that such warranties have been actually sold to with commercial partners.

2.19.     Net Worth

Equity shares are classified under net worth.

In case equity shares are acquired from the MERGED COMPANY itself (treasury shares), the payable compensation, including any directly attributable incremental costs, is deducted from net worth, and remain registered as treasury shares until the shares are canceled or relocated in the market. When such shares are subsequently relocated, any consideration received, net of any directly attributable incremental transaction costs, is included in net worth. Losses or gains resulting from the purchase, sale, issue or cancellation of instruments representing the MERGED COMPANY'S own capital are not recognized.

2.20.     Calculation of the net profit

Revenues are recognized to the extent that it is probable that the MERGED COMPANY will have economic benefits and it is possible to measure revenues reliably. Revenues are measured at fair value of the consideration received, excluding discounts, rebates and taxes or charges on sales. The MERGED COMPANY assesses its revenue-generating agreements according to specific criteria to determine whether it will act as principal or agent. The MERGED COMPANY concluded that it will act as principal in all its revenue-generating agreements, except those connected to sales of extended warranties brokerage and sale of insurance policy brokerage. Particularly in this case the MERGED COMPANY acts as agent, and the revenue is recognized on a net basis, which reflects the commission received from insurance companies.

ANNEX 2 (continued)
SÉ SUPERMERCADOS LTDA.
Notes to the financial statements prepared on September 30, 2015

3.      Related parties

3.1. Balances with Companhia Brasileira de Distribuição: Assets	2015
Customers	1,637,320.89
Accounts receivable from related parties	1,460,381,682.37
1,462,019,003.26
Liabilities
Suppliers	40,626,099.80
Transactions
Sales	348,392,013
Purchases	4,155,184
Revenues (Expenses)	17,862,860

4.      Fixed Assets

4.1.  Impairment loss of fixed assets

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

5.      Intangible assets

5.1.  Goodwill and intangible asset impairment tests

Goodwill and intangible assets were subjected to impairment testing on December 31, 2014,by the method described in Note No. 4 - Significant accounting policies of the financial statements as of December 31, 2014 released on February 12, 2015.

In view of the negative external  indicators due to the economic downturn, the MERGED COMPANY reviewed the impairment tests performed as of December 31, 2014 with the current assumptions for the base date of September 30, 2015. The MERGED COMPANY concluded not be necessary to recognize loss for non- performance.

ANNEX 3
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Balance Sheets as of September 30, 2015

ASSETS

Current Assets Cash available	67,957,290.90
Investments with immediate liquidity	1,676,411,784.84
Customers	97,414,247.25
Accounts receivable from related parties	83,196,327.41
Third-party credit claims	147,892,222.26
Employees' credits	28,439,143.50
Recoverable taxes	124,822,407.39
Dividends receivable	57,582,053.28
Credit from suppliers	287,029,815.74
Available for sale	2,418,183.40
Inventories	2,383,996,563.06
Anticipated expenses	77,862,250.67
Financial instruments	109,394,218.14
Total current assets	5,144,416,507.84
Noncurrent Assets
Credits from subsidiaries	252,414,525.38
People's credit	53,303,762.01
Recoverable taxes	587,751,585.24
Escrow deposits with courts of law	435,747,241.32
Anticipated expenses	20,132,785.04
Other long-term credits	110,725,927.83
Financial instruments	365,899,656.93
Investments	7,810,349,746.76
Net fixed assets	6,897,390,433.21
Intangible assets	726,499,436.24
Total noncurrent assets	17,260,215,099.96
TOTAL ASSETS	22,404,631,607.80

ANNEX 3 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Balance Sheets as of September 30, 2015

LIABILITIES AND NET WORTH

Current Assets

Loans and financing	1,816,322,553.34
Suppliers	2,626,209,287.51
Tax obligations	102,525,235.77
Labor-related obligations	367,956,862.32
Obligations with related parties	1,764,607,944.26
Dividends payable	952,360.77
Other liabilities	474,630,022.86
Total current liabilities	7,153,204,266.83
Noncurrent Assets
Loans and financing	3,606,681,123.79
Taxes payable in installments	580,065,666.16
Contingencies	498,957,763.46
Tax obligations	55,095,792.09
Anticipated revenues	33,935,470.64
Financial instruments	10,519,774.19
Total noncurrent liabilities	4,785,255,590.33
TOTAL LIABILITIES	11,938,459,857.16
NET WORTH
Capital Stock	6,799,129,214.63
Capital reserves	244,446,747.17
Profits reserve	3,500,740,207.10
Adjustment reserves	(78,144,418.26)
TOTAL NET WORTH	10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80

ANNEX 4
SÉ SUPERMERCADOS LTDA.
Balances held with the MERGED COMPANY as of September 30, 2015

(amounts stated in Brazilian Real - R$)

		Assets	Liabilities

	Current Assets	Noncurrent	Current
		Assets	Assets
Accounts receivable	1,637,320.89
Receivables from parent company	-	1,460,438,332.04	-
Suppliers	-	-	-
Obligations with related parties	-	-	40,727,466.37

	1,637,320.89	1,460,438,332.04	40,727,466.37

ANNEX 5
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Financial position after the merger

(amounts stated in Brazilian Real – R$)

			Adjust
	CBD	Sé Supermercado	Debts	Credits	Balance after merger
ASSETS

Current Assets
Cash available	67,957,290.90	1,696,624.80			69,653,915.70
Investments with immediate liquidity	1,676,411,784.84	76,934,188.01			1,753,345,972.85
Customers	97,414,247.25	4,771,512.70			102,185,759.95
Accounts receivable from related parties	83,196,327.41	1,640,848.03		42,364,787.26	42,472,388.18
Third-party credit claims	147,892,222.26	10,785,312.04			158,677,534.30
Employees' credits	28,439,143.50	910,030.38			29,349,173.88
Recoverable taxes	124,822,407.39	10,890,587.13			135,712,994.52
Dividends receivable	57,582,053.28	34,195,396.15			91,777,449.43
Credit from suppliers	287,029,815.74	587,946.89			287,617,762.63
Available for sale	2,418,183.40	-			2,418,183.40
Inventories	2,383,996,563.06	56,814,111.76			2,440,810,674.82
Anticipated expenses	77,862,250.67	2,366,454.29			80,228,704.96
Financial instruments	109,394,218.14	-			109,394,218.14
Total current assets	5,144,416,507.84	201,593,012.18			5,303,644,732.76
Noncurrent Assets
Subsidiaries' credit	252,414,525.38	2,391,766,560.47		1,460,606,126.03	1,183,574,959.82
People's credit	53,303,762.01	11,954.81			53,315,716.82
Recoverable taxes	587,751,585.24	1,585,839.34			589,337,424.58
Escrow deposits with courts of law	435,747,241.32	2,361,338.98			438,108,580.30
Anticipated expenses	20,132,785.04	-			20,132,785.04
Other long-term credits	110,725,927.83	134,094.69			110,860,022.52
Financial instruments	365,899,656.93	-			365,899,656.93
Investments	7,810,349,746.76	(0.01)		2,713,030,406.64	5,097,319,340.11
Net fixed assets	6,897,390,433.21	232,118,712.68			7,129,509,145.89
Intangible assets	726,499,436.24	2,980,000.00			729,479,436.24

Total noncurrent assets	17,260,215,099.96	2,630,958,500.96			15,717,537,068.25
TOTAL ASSETS	22,404,631,607.80	2,832,551,513.14			21,021,181,801.01

   Debts
ANNEX 5 (continued)
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Financial position after the merger

(amounts stated in Brazilian Real – R$)

			Adjust
	CBD	Sé Supermercados	Debts	Credits	Balance after merger
LIABILITIES AND NET WORTH
LIABILITIES
Current Assets
Loans and financing	1,816,322,553.34	7,088,171.75			1,823,410,725.09
Suppliers	2,626,209,287.51	64,425,683.99	42,364,787.26		2,648,270,184.24
Tax obligations	102,525,235.77	8,861,662.48			111,386,898.25
Labor-related obligations	367,956,862.32	8,492,667.53			376,449,529.85
Obligations with related parties	1,764,607,944.26	235,347.58	1,460,606,126.03		304,237,165.81
Dividends payable	952,360.77	-			952,360.77
Other liabilities	474,630,022.86	3,120,306.09			477,750,328.95
Total current liabilities	7,153,204,266.83	92,223,839.42			5,742,457,192.96

Noncurrent Assets
Loans and financing	3,606,681,123.79	21,432,466.05			3,628,113,589.84
Taxes payable in installments	580,065,666.16	-			580,065,666.16
Contingencies	498,957,763.46	5,565,981.45			504,523,744.91
Tax obligations	55,095,792.09	-			55,095,792.09
Anticipated revenues	33,935,470.64	-			33,935,470.64
Financial instruments	10,519,774.19	298,819.58			10,818,593.77

Total non-current liabilities	4,785,255,590.33	27,297,267.08			4,812,552,857.41
TOTAL LIABILITIES	11,938,459,857.16	119,521,106.50			10,555,010,050.37
NET WORTH
Capital Stock	6,799,129,214.63	1,444,141,752.09	1,444,141,752.09		6,799,129,214.63
Capital reserves	244,446,747.17	319,250,542.37	319,250,542.37		244,446,747.17
Profits reserve	3,500,740,207.10	949,638,112.18	949,638,112.18		3,500,740,207.10
Adjustment reserves	(78,144,418.26)	-			(78,144,418.26)
TOTAL NET WORTH	10,466,171,750.64	2,713,030,406.64			10,466,171,750.64
TOTAL LIABILITIES AND NET WORTH	22,404,631,607.80	2,832,551,513.14	4,216,001,319.93	4,216,001,319.93	21,021,181,801.01

Exhibit III – By-laws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/000156

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general;

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and

aa) Import of Wines, Beverages and Vinegars.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 The Company Capital is six billion seven hundred and eighty-six million, hundred and seventy thousand, eight hundred and sixty-eight Reais and sixty-nine cents (R$ 6.786.170.868,69), fully paid in and divided into two hundred sixty-five million one hundred thirty-seven thousand, seven hundred ninety-one (265.137.791) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-five million four hundred fifty-seven thousand, nine hundred and forty (165.457.940) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's By-laws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year. Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these By-laws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net equity of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net equity of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater; and

q) the approval of any change in the Company's dividend policy.

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these By-laws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these by-laws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-ofattorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semiannual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net equity, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 22, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.